UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated October 28, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	October 28, 2008
TSX: CTQ, AMEX: ETQ

ECUADOR GOVERNMENT GRANTS LICENSE FOR
COPPER CONCENTRATE PORT PROJECT

VANCOUVER, CANADA, October 28, 2008 – The Ministry of Environment in Ecuador has approved the Environmental License for Corriente to build and operate a dedicated port near Machala for the shipping of copper concentrate from the Corriente Copper Belt. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. The port provides access for a Pacific shipping route for the company’s copper concentrate and is one of the key components of the infrastructure package required for development of the Corriente Copper Belt.

Corriente received the Environmental Impact Study and the Environmental Management Plan approval for the port in May 2008 and has been working steadily with the Ministry of Environment to grant the Environmental License. Receipt of this License is a major step in the approval process for the port and is a clear indication of the course charted by the administration of President Correa, which is advancing mining in Ecuador.

Corriente CEO and President, Ken Shannon, commented "We see approval of the Port License as part of the story of growing momentum for responsible mining in Ecuador and Corriente continues to work with the government of Ecuador to ensure this vision becomes reality."

Approval of the new Mining Law is next on the legislative agenda of the Correa administration and approval of this Law will send a strong signal to international markets that Ecuador is committed to make responsible mining an important part of the country’s future.

ABOUT CORRIENTE

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos, as well as six additional copper exploration targets.

"Ken Shannon"
Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides an update on the company’s Environmental License for its concentrate port, constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company’s projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: October 28, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer